STATEMENT OF RESERVES DATA

AND OTHER OIL AND GAS INFORMATION

Effective Date: December 31, 2008

Preparation Date: January 21, 2009

ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas

Bbl	Barrel	Mcf	thousand cubic feet
Bbls	Barrels	MMcf	million cubic feet
Mbbls	thousand barrels	Mcf/d	thousand cubic feet per day
MMbbls	million barrels	MMcf/d	million cubic feet per day
Mstb	1,000 stock tank barrels	MMBtu	million British Thermal Units
Bbls/d	barrels per day	Bcf	billion cubic feet
bopd	barrels of oil per day	Tcf	trillion cubic feet
NGLs	natural gas liquids	GJ	gigajoule
STB	standard tank barrels

Other

API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale. Liquid petroleum with a specified gravity of 28° API or higher is generally referred to as light crude oil.
BOE or boe

barrel of oil equivalent of natural gas and crude oil on the basis of 1 BOE for 6 Mcf of natural gas (this conversion factor is an industry accepted norm and is not based on either energy content or current prices)

boepd	barrels of oil equivalent per day
m3	cubic meters
MBOE	1,000 barrels of oil equivalent
Mstboe	1,000 stock tank barrels of oil equivalent
$M	thousands of dollars
$MM	millions of dollars
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade
psi	pounds per square inch

The following table sets forth certain conversions between Standard Imperial Units and the International System of Units (or metric units).

CONVERSIONS

To Convert From	To	Multiply By

Mcf	cubic meters	0.28174
cubic meters	cubic feet	35.494
Bbls	cubic meters	0.159
cubic meters	Bbls oil	6.293
feet	meters	0.305
meters	feet	3.281
miles	kilometers	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471
gigajoules	MMBtu	0.950

In this document, a boe conversion ratio of 6 Mcf : 1 Bbl has been used. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf : 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

CERTAIN DEFINITIONS

In this Statement, the following words and phrases have the following meanings, unless the context otherwise requires:

"COGE Handbook" means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum;

"Company" means TransGlobe Energy Corporation;

"DeGolyer" means DeGolyer and MacNaughton Canada Limited, independent petroleum consultants;

"DeGolyer Report" means the report of DeGolyer dated January 21, 2009 evaluating the Egypt and Yemen crude oil reserves of the Company as at December 31, 2008;

"Egypt" means the Arab Republic of Egypt;

"Gross" means:

(a)

in relation to the Company's interest in production and reserves, its "Company gross reserves", which are the Company's interest (operating and non-operating) share before deduction of royalties and without including any royalty interest of the Company;

(b)	in relation to wells, the total number of wells in which the Company has an interest; and

(c)	in relation to properties, the total area of properties in which the Company has an interest;

"Net" means:

(a)

in relation to the Company's interest in production and reserves, the Company's interest (operating and non- operating) share after deduction of royalty obligations, plus the Company's royalty interest in production or reserves

(b)	in relation to wells, the number of wells obtained by aggregating the Company's working interest in each of its gross wells; and

(c)	in relation to the Company's interest in a property, the total area in which the Company has an interest multiplied by the working interest owned by the Company.

"NI 51-101" means National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities;

"Yemen" means the Republic of Yemen; and

Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.

Unless otherwise specified, information in this Statement is as at the end of the Company's most recently complete financial year, being December 31, 2008.

All dollar amounts herein are in Canadian dollars, unless otherwise stated.

FORM 51-101F1

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

This is a report on the reserves of TransGlobe Energy Corporation (the “Company”). The Report on Reserves Data in Form 51-101F2 and the Report of Management and Directors on Oil and Gas Disclosure in Form 51-101F3 are attached as Schedules "A" and "B", respectively.

PART 1 - DATE OF STATEMENT

The statement of reserves data and other oil and gas information set forth below (the "Statement") is dated January 21, 2009, with the effective date of the Statement being December 31, 2008.

PART 2 – DISCLOSURE OF RESERVES DATA

All of the Company's reserves herein reported were evaluated by independent evaluators in accordance with National Instrument 51-101 of the Canadian Securities Administrators, entitled “Standards of Disclosure for Oil and Gas Activities” (“NI 51-101”) for the year ended December 31, 2008. In 2008, DeGolyer and MacNaughton Canada Limited ("DeGolyer"), independent petroleum engineering consultants based in Calgary, Alberta and part of the DeGolyer and MacNaughton Worldwide Petroleum Consulting group headquartered in Dallas, Texas, were retained by the Company's Reserves Committee to independently evaluate 100% of TransGlobe's reserves as at December 31, 2008.

The reserves data set forth below (the "Reserves Data") was prepared by DeGolyer with an effective date of December 31, 2008. The Reserves Data summarizes the oil, liquids and natural gas reserves of the Company and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The Company reports in U.S. currency and therefore the reports have been converted to U.S. dollars at the prevailing conversion rate at December 31 of the respective years.

The Reserves Data conforms with the requirements of NI 51-101. Additional information not required by NI 51-101 has been presented to provide continuity and additional information which the Company believes is important to the readers of this information.

Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

All evaluations and reviews of future net cash flow are stated prior to any provision for interest costs or general and administrative costs and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned. It should not be assumed that the estimated future net cash flow shown below is representative of the fair market value of the Company's properties. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of crude oil, NGLs and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGLs and natural gas reserves may be greater than or less than the estimates provided herein.

RESERVES DATA - FORECAST PRICES AND COSTS

SUMMARY OF OIL AND GAS RESERVES
TOTAL COMPANY
AS OF DECEMBER 31, 2008
(FORECAST PRICES AND COSTS)

	Light & Medium
	Crude Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		Total Boes
	Gross(1)	Net(2)	Gross (1)	Net (2)	Gross(1)	Net(2)	Gross(1)	Net (2)	Gross (1)	Net(2)
By Category	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(MMcf)	(MMcf)	(Mbbls)	(Mbbls)	(MBoe)	(MBoe)
Proved
Producing	4,235	2,281	4,632	2,892	-	-	-	-	8,868	5,173
Non-Producing	-	-	1,050	569	-	-	-	-	1,050	569
Undeveloped	2,556	1,416	132	82	-	-	-	-	2,688	1,498
Total Proved	6,791	3,697	5,814	3,543	-	-	-	-	12,605	7,240
Probable	1,005	522	6,180	3,065	-	-	-	-	7,184	3,587
Proved+Probable	7,796	4,219	11,994	6,608	-	-	-	-	19,790	10,827
Possible	76	40	8,175	4,582	-	-	-	-	8,251	4,622
Proved+Probable+
Possible	7,872	4,259	20,169	11,190	-	-	-	-	28,041	15,449

Notes:

(1)	Gross reserves are the Company's working interest share before the deduction of royalties.
(2)

Net reserves are the Company's working interest share after the deduction of royalties. Net reserves in Egypt and Yemen include our share of future cost recovery and production sharing oil after the Government's royalty interest but before reserves relating to income taxes payable. Under this method, a portion of the reported reserves will increase as oil prices decrease (and vice versa) as the barrels necessary to achieve cost recovery change with prevailing oil prices.

SUMMARY OF OIL AND GAS RESERVES
EGYPT
AS OF DECEMBER 31, 2008
(FORECAST PRICES AND COSTS)

	Light & Medium
	Crude Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		Total Boes
	Gross(1)	Net(2)	Gross (1)	Net (2)	Gross(1)	Net(2)	Gross(1)	Net (2)	Gross (1)	Net(2)
By Category	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(MMcf)	(MMcf)	(Mbbls)	(Mbbls)	(MBoe)	(MBoe)
Proved
Producing	-	-	4,632	2,892	-	-	-	-	4,632	2,892
Non-Producing	-	-	1,050	569	-	-	-	-	1,050	569
Undeveloped	-	-	132	82	-	-	-	-	132	82
Total Proved	-	-	5,814	3,543	-	-	-	-	5,814	3,543
Probable	-	-	6,180	3,065	-	-	-	-	6,180	3,065
Proved+Probable	-	-	11,994	6,608	-	-	-	-	11,994	6,608
Possible	-	-	8,175	4,582	-	-	-	-	8,175	4,582
Proved+Probable+
Possible	-	-	20,169	11,190	-	-	-	-	20,169	11,190

Notes:

(1)	Gross reserves are the Company's working interest share before the deduction of royalties.
(2)

Net reserves are the Company's working interest share after the deduction of royalties. Net reserves in Egypt include our share of future cost recovery and production sharing oil after the Government's royalty interest but before reserves relating to income taxes payable. Under this method, a portion of the reported reserves will increase as oil prices decrease (and vice versa) as the barrels necessary to achieve cost recovery change with prevailing oil prices.

SUMMARY OF OIL AND GAS RESERVES
YEMEN
AS OF DECEMBER 31, 2008
(FORECAST PRICES AND COSTS)

	Light & Medium
	Crude Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		Total Boes
	Gross(1)	Net(2)	Gross (1)	Net (2)	Gross(1)	Net(2)	Gross(1)	Net (2)	Gross (1)	Net(2)
By Category	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(MMcf)	(MMcf)	(Mbbls)	(Mbbls)	(MBoe)	(MBoe)
Proved
Producing	4,235	2,281	-	-	-	-	-	-	4,235	2,281
Non-Producing	-	-	-	-	-	-	-	-	-	-
Undeveloped	2,556	1,416	-	-	-	-	-	-	2,556	1,416
Total Proved	6,791	3,697	-	-	-	-	-	-	6,791	3,697
Probable	1,005	522	-	-	-	-	-	-	1,005	522
Proved+Probable	7,796	4,219	-	-	-	-	-	-	7,796	4,219
Possible	76	40	-	-	-	-	-	-	76	40
Proved+Probable+
Possible	7,872	4,259	-	-	-	-	-	-	7,872	4,259

Notes:

(1)	Gross reserves are the Company's working interest share before the deduction of royalties.
(2)

Net reserves are the Company's working interest share after the deduction of royalties. Net reserves in Yemen include our share of future cost recovery and production sharing oil after the Government's royalty interest but before reserves relating to income taxes payable. Under this method, a portion of the reported reserves will increase as oil prices decrease (and vice versa) as the barrels necessary to achieve cost recovery change with prevailing oil prices.

NET PRESENT VALUES OF FUTURE NET REVENUES
TOTAL COMPANY
AS OF DECEMBER 31, 2008
(FORECAST PRICES AND COSTS)

The estimated future net revenues presented do not represent fair market value. The estimated future net revenues presented below are calculated using the respective Consultant price forecasts and inflation rates as summarized in Part 3 – Pricing Assumptions.

	Before Income Tax(1)					After Income Tax(1)
US$	Discounted at %/yr					Discounted at %/yr
$M	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved
Producing	168,037	146,451	129,325	115,481	104,106	168,037	146,451	129,325	115,481	104,106
Non-Producing	15,874	14,238	12,887	11,749	10,773	15,874	14,238	12,887	11,749	10,773
Undeveloped	45,123	33,823	25,823	20,016	15,699	45,123	33,823	25,823	20,016	15,699
Total Proved	229,034	194,512	168,035	147,246	130,578	229,034	194,512	168,035	147,246	130,578
Probable	121,534	100,526	85,082	73,252	63,904	121,534	100,526	85,082	73,252	63,904
Total Proved+Probable	350,568	295,038	253,117	220,498	194,482	350,568	295,038	253,117	220,498	194,482
Possible	148,208	111,895	85,781	66,676	52,515	148,208	111,895	85,781	66,676	52,515
Total Proved+Probable+
Possible	498,776	406,933	338,898	287,174	246,997	498,776	406,933	338,898	287,174	246,997

Note:

(1)

In Egypt and Yemen, under the terms of the Production Sharing Agreements, income tax is current and assessed on all production sharing oil; therefore all Egypt and Yemen Future Net Revenues are after Egypt and Yemen income tax.

NET PRESENT VALUES OF FUTURE NET REVENUES
EGYPT
AS OF DECEMBER 31, 2008
(FORECAST PRICES AND COSTS)

	Before Income Tax(1)					After Income Tax(1)
US$	Discounted at %/yr					Discounted at %/yr
$M	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved
Producing	101,722	88,798	78,608	70,388	63,631	101,722	88,798	78,608	70,388	63,631
Non-Producing	15,874	14,238	12,887	11,749	10,773	15,874	14,238	12,887	11,749	10,773
Undeveloped	1,985	1,512	1,143	856	627	1,985	1,512	1,143	856	627
Total Proved	119,581	104,548	92,638	82,993	75,031	119,581	104,548	92,638	82,993	75,031
Probable	99,979	84,139	72,316	63,088	55,657	99,979	84,139	72,316	63,088	55,657
Total Proved+Probable	219,560	188,687	164,954	146,081	130,688	219,560	188,687	164,954	146,081	130,688
Possible	146,303	110,253	84,356	65,430	51,417	146,303	110,253	84,356	65,430	51,417
Total Proved+Probable+
Possible	365,863	298,940	249,310	211,511	182,105	365,863	298,940	249,310	211,511	182,105

Note:

(1)	In Egypt, under the terms of the Production Sharing Agreements, income tax is current and assessed on all production sharing oil; therefore all Egypt Future Net Revenues are after Egypt income tax.

NET PRESENT VALUES OF FUTURE NET REVENUES
YEMEN
AS OF DECEMBER 31, 2008
(FORECAST PRICES AND COSTS)

	Before Income Tax(1)					After Income Tax(1)
US$	Discounted at %/yr					Discounted at %/yr
$M	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved
Producing	66,315	57,653	50,717	45,093	40,475	66,315	57,653	50,717	45,093	40,475
Non-Producing	-	-	-	-	-	-	-	-	-	-
Undeveloped	43,138	32,311	24,680	19,160	15,072	43,138	32,311	24,680	19,160	15,072
Total Proved	109,453	89,964	75,397	64,253	55,547	109,453	89,964	75,397	64,253	55,547
Probable	21,555	16,387	12,766	10,164	8,247	21,555	16,387	12,766	10,164	8,247
Total Proved+Probable	131,008	106,351	88,163	74,417	63,794	131,008	106,351	88,163	74,417	63,794
Possible	1,905	1,642	1,425	1,246	1,098	1,905	1,642	1,425	1,246	1,098
Total Proved+Probable+
Possible	132,913	107,993	89,588	75,663	64,892	132,913	107,993	89,588	75,663	64,892

Note:

(1)	In Yemen, under the terms of the Production Sharing Agreements, income tax is current and assessed on all production sharing oil; therefore all Yemen Future Net Revenues are after Yemen income tax.

TOTAL FUTURE NET REVENUES
(UNDISCOUNTED)
AS AT DECEMBER 31, 2008
(FORECAST PRICES AND COSTS)

					Well	Future Net		Future Net
					Abandonment	Revenue		Revenue
					and	Before		After
			Operating	Development	Reclamation	Income	Income	Income
	Revenue	Royalties	Costs	Costs	Costs(2)	Taxes	Taxes	Taxes
Reserves Category	(US$M)	(US$M)	(US$M)	(US$M)	(US$M)	(US$M)	(US$M)	(US$M)

Proved Reserves
Egypt(1)	351,757	139,997	88,855	3,322	-	119,581	-	119,581
Yemen(1)	547,190	248,469	177,212	12,057	-	109,453	-	109,453
Total Company	898,947	388,466	266,067	15,379	-	229,034	-	229,034
Proved+Probable
Reserves
Egypt(1)	735,667	332,012	175,187	8,909	-	219,560	-	219,560
Yemen(1)	636,051	291,504	199,857	13,681	-	131,008	-	131,008
Total Company	1,371,718	623,516	375,044	22,590	-	350,568	-	350,568
Proved+Probable+
Possible Reserves
Egypt(1)	1,348,410	597,589	358,444	26,514	-	365,863	-	365,863
Yemen(1)	641,619	294,078	200,947	13,681	-	132,913	-	132,913
Total Company	1,990,029	891,667	559,391	40,195	-	498,776	-	498,776

Note:

(1)

In Egypt and Yemen, under the terms of the Production Sharing Agreements, income tax is current and assessed on all production sharing oil; therefore all Egypt and Yemen Future Net Revenues are after Egypt and Yemen income tax. Income taxes payable in Egypt and Yemen have been recorded as a Royalty for reporting purposes.

(2)	Please see “Additional Information Concerning Abandonment and Reclamation Costs” in Part 6 of this report.

TOTAL FUTURE NET REVENUES
BY PRODUCTION GROUP
AS AT DECEMBER 31, 2008
(FORECAST PRICES AND COSTS)

		Egypt		Yemen		Total
		Future net	Egypt	Future net	Yemen	Future net	Total
		Revenue Before	Unit Value	Revenue Before	Unit Value	Revenue Before	Unit Value
		Taxes(1)	Before Tax	Taxes(1)	Before Tax	Taxes(1)	Before Tax
		(discounted at	(discounted at	(discounted at	(discounted at	(discounted at	(discounted at
	Product	10%/year)	10%/year)	10%/year)	10%/year)	10%/year)	10%/year)
Reserves Category	Group	(US$M)	($/Bbl)	(US$M)	($/Bbl)	(US$M)	($/Bbl)
Proved Producing	Light and	-	-	50,717	22.23	50,717	22.23
	Medium Oil
	Heavy Oil	78,608	27.18	-	-	78,608	27.18
	Natural Gas	-	-	-	-	-	-
	Natural Gas	-	-	-	-	-	-
	Liquids
Proved Non-	Light and	-	-	-	-	-	-
Producing	Medium Oil
	Heavy Oil	12,887	22.66	-	-	12,887	22.66
	Natural Gas	-	-	-	-	-	-
	Natural Gas	-	-	-	-	-	-
	Liquids
Proved	Light and	-	-	24,680	17.43	24,680	17.43
Undeveloped	Medium Oil
	Heavy Oil	1,144	13.87	-	-	1,144	13.87
	Natural Gas	-	-	-	-	-	-
	Natural Gas	-	-	-	-	-	-
	Liquids
Total Proved	Light and	-	-	75,397	20.39	75,397	20.39
	Medium Oil
	Heavy Oil	92,639	26.15	-	-	92,639	26.15
	Natural Gas	-	-	-	-	-	-
	Natural Gas	-	-	-	-	-	-
	Liquids
Probable	Light and	-	-	12,766	24.46	12,766	24.46
	Medium Oil
	Heavy Oil	72,315	23.60	-	-	72,315	23.60
	Natural Gas	-	-	-	-	-	-
	Natural Gas	-	-	-	-	-	-
	Liquids
Proved+Probable	Light and	-	-	88,163	20.90	88,163	20.90
	Medium Oil
	Heavy Oil	164,954	24.96	-	-	164,954	24.96
	Natural Gas	-	-	-	-	-	-
	Natural Gas	-	-	-	-	-	-
	Liquids
Possible	Light and	-	-	1,425	35.20	1,425	35.20
	Medium Oil
	Heavy Oil	84,356	18.41	-	-	84.356	18.41
	Natural Gas	-	-	-	-	-	-
	Natural Gas	-	-	-	-	-	-
	Liquids
Proved+Probable+	Light and	-	-	89,588	21.03	89,588	21.03
Possible	Medium Oil
	Heavy Oil	249,310	22.28	-	-	249,310	22.28
	Natural Gas	-	-	-	-	-	-
	Natural Gas	-	-	-	-	-	-
	Liquids

Note:

(1)

In Egypt and Yemen, under the terms of the Production Sharing Agreements, income tax is current and assessed on all production sharing oil; therefore all Egypt and Yemen Future Net Revenues are after Egypt and Yemen income tax.

RESERVES DATA - CONSTANT PRICES AND COSTS

SUMMARY OF OIL AND GAS RESERVES
TOTAL COMPANY
AS OF DECEMBER 31, 2008
(CONSTANT PRICES AND COSTS)

	Light & Medium
	Crude Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		Total Boes
	Gross(1)	Net(2)	Gross (1)	Net (2)	Gross(1)	Net(2)	Gross(1)	Net (2)	Gross (1)	Net(2)
By Category	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(MMcf)	(MMcf)	(Mbbls)	(Mbbls)	(MBoe)	(MBoe)
Proved
Producing	3,702	2,228	4,452	2,908	-	-	-	-	8,154	5,136
Non-Producing	-	-	1,009	659	-	-	-	-	1,009	659
Undeveloped	2,032	1,261	136	89	-	-	-	-	2,168	1,350
Total Proved	5,734	3,489	5,597	3,656	-	-	-	-	11,331	7,145
Probable	1,028	649	6,116	3,917	-	-	-	-	7,143	4,566
Proved+Probable	6,762	4,138	11,713	7,573	-	-	-	-	18,474	11,711
Possible	175	122	8,134	5,260	-	-	-	-	8,309	5,382
Proved+Probable+
Possible	6,937	4,260	19,847	12,833	-	-	-	-	26,783	17,093

Notes:

(1)	Gross reserves are the Company's working interest share before the deduction of royalties.
(2)

Net reserves are the Company's working interest share after the deduction of royalties. Net reserves in Egypt and Yemen include our share of future cost recovery and production sharing oil after the Government's royalty interest but before reserves relating to income taxes payable. Under this method, a portion of the reported reserves will increase as oil prices decrease (and vice versa) as the barrels necessary to achieve cost recovery change with prevailing oil prices.

SUMMARY OF OIL AND GAS RESERVES
EGYPT
AS OF DECEMBER 31, 2008
(CONSTANT PRICES AND COSTS)

	Light & Medium
	Crude Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		Total Boes
	Gross(1)	Net(2)	Gross (1)	Net (2)	Gross(1)	Net(2)	Gross(1)	Net (2)	Gross (1)	Net(2)
By Category	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(MMcf)	(MMcf)	(Mbbls)	(Mbbls)	(MBoe)	(MBoe)
Proved
Producing	-	-	4,452	2,908	-	-	-	-	4,452	2,908
Non-Producing	-	-	1,009	659	-	-	-	-	1,009	659
Undeveloped	-	-	136	89	-	-	-	-	136	89
Total Proved	-	-	5,597	3,656	-	-	-	-	5,597	3,656
Probable	-	-	6,116	3,917	-	-	-	-	6,116	3,917
Proved+Probable	-	-	11,713	7,573	-	-	-	-	11,713	7,573
Possible	-	-	8,134	5,260	-	-	-	-	8,134	5,260
Proved+Probable+
Possible	-	-	19,847	12,833	-	-	-	-	19,847	12,833

Notes:

(1)	Gross reserves are the Company's working interest share before the deduction of royalties.
(2)

Net reserves are the Company's working interest share after the deduction of royalties. Net reserves in Egypt include our share of future cost recovery and production sharing oil after the Government's royalty interest but before reserves relating to income taxes payable. Under this method, a portion of the reported reserves will increase as oil prices decrease (and vice versa) as the barrels necessary to achieve cost recovery change with prevailing oil prices.

SUMMARY OF OIL AND GAS RESERVES
YEMEN
AS OF DECEMBER 31, 2008
(CONSTANT PRICES AND COSTS)

	Light & Medium
	Crude Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		Total Boes
	Gross(1)	Net(2)	Gross (1)	Net (2)	Gross(1)	Net(2)	Gross(1)	Net (2)	Gross (1)	Net(2)
By Category	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(MMcf)	(MMcf)	(Mbbls)	(Mbbls)	(MBoe)	(MBoe)
Proved
Producing	3,702	2,228	-	-	-	-	-	-	3,702	2,228
Non-Producing	-	-	-	-	-	-	-	-	-	-
Undeveloped	2,032	1,261	-	-	-	-	-	-	2,032	1,261
Total Proved	5,734	3,489	-	-	-	-	-	-	5,734	3,489
Probable	1,028	649	-	-	-	-	-	-	1,028	649
Proved+Probable	6,762	4,138	-	-	-	-	-	-	6,762	4,138
Possible	175	122	-	-	-	-	-	-	175	122
Proved+Probable+
Possible	6,937	4,260	-	-	-	-	-	-	6,937	4,260

Notes:

(1)	Gross reserves are the Company's working interest share before the deduction of royalties.
(2)

Net reserves are the Company's working interest share after the deduction of royalties. Net reserves in Yemen include our share of future cost recovery and production sharing oil after the Government's royalty interest but before reserves relating to income taxes payable. Under this method, a portion of the reported reserves will increase as oil prices decrease (and vice versa) as the barrels necessary to achieve cost recovery change with prevailing oil prices.

NET PRESENT VALUES OF FUTURE NET REVENUES
TOTAL COMPANY
AS OF DECEMBER 31, 2008
(CONSTANT PRICES AND COSTS)

The estimated future net revenues presented do not represent fair market value. The estimated future net revenues presented below are calculated using the average price received on December 31, 2008. The prices were held constant and costs were not inflated for the life of the reserves as summarized in Part 3 – Pricing Assumptions.

	Before Income Tax(1)					After Income Tax(1)
US$	Discounted at %/yr					Discounted at %/yr
$M	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved
Producing	72,023	65,570	60,039	55,269	51,128	72,023	65,570	60,039	55,269	51,128
Non-Producing	6,026	5,538	5,095	4,694	4,331	6,026	5,538	5,095	4,694	4,331
Undeveloped	(2,957)	(4,167)	(5,043)	(5,671)	(6,116)	(2,957)	(4,167)	(5,043)	(5,671)	(6,116)
Total Proved	75,092	66,941	60,091	54,292	49,343	75,092	66,941	60,091	54,292	49,343
Probable	54,207	47,243	41,502	36,723	32,710	54,207	47,243	41,502	36,723	32,710
Total Proved+Probable	129,299	114,184	101,593	91,015	82,053	129,299	114,184	101,593	91,015	82,053
Possible	8,147	8,112	7,902	7,581	7,195	8,147	8,112	7,902	7,581	7,195
Total Proved+Probable+
Possible	137,446	122,296	109,495	98,596	89,248	137,446	122,296	109,495	98,596	89,248

Note:

(1)

In Egypt and Yemen, under the terms of the Production Sharing Agreements, income tax is current and assessed on all production sharing oil; therefore all Egypt and Yemen Future Net Revenues are after Egypt and Yemen income tax.

NET PRESENT VALUES OF FUTURE NET REVENUES
EGYPT
AS OF DECEMBER 31, 2008
(CONSTANT PRICES AND COSTS)

	Before Income Tax(1)					After Income Tax(1)
US$	Discounted at %/yr					Discounted at %/yr
$M	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved
Producing	33,432	30,328	27,686	25,423	23,471	33,432	30,328	27,686	25,423	23,471
Non-Producing	6,026	5,538	5,095	4,694	4,331	6,026	5,538	5,095	4,694	4,331
Undeveloped	(261)	(361)	(438)	(495)	(538)	(261)	(361)	(438)	(495)	(538)
Total Proved	39,197	35,505	32,343	29,622	27,264	39,197	35,505	32,343	29,622	27,264
Probable	45,631	40,253	35,733	31,907	28,647	45,631	40,253	35,733	31,907	28,647
Total Proved+Probable	84,828	75,758	68,076	61,529	55,911	84,828	75,758	68,076	61,529	55,911
Possible	7,440	7,466	7,311	7,037	6,694	7,440	7,466	7,311	7,037	6,694
Total Proved+Probable+
Possible	92,268	83,224	75,387	68,566	62,605	92,268	83,224	75,387	68,566	62,605

Note:

(1)	In Egypt, under the terms of the Production Sharing Agreements, income tax is current and assessed on all production sharing oil; therefore all Egypt Future Net Revenues are after Egypt income tax.

NET PRESENT VALUES OF FUTURE NET REVENUES
YEMEN
AS OF DECEMBER 31, 2008
(CONSTANT PRICES AND COSTS)

	Before Income Tax(1)					After Income Tax(1)
US$	Discounted at %/yr					Discounted at %/yr
$M	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved
Producing	38,591	35,242	32,353	29,846	27,657	38,591	35,242	32,353	29,846	27,657
Non-Producing	-	-	-	-	-	-	-	-	-	-
Undeveloped	(2,696)	(3,806)	(4,605)	(5,176)	(5,578)	(2,696)	(3,806)	(4,605)	(5,176)	(5,578)
Total Proved	35,895	31,436	27,748	24,670	22,079	35,895	31,436	27,748	24,670	22,079
Probable	8,576	6,990	5,769	4,816	4,063	8,576	6,990	5,769	4,816	4,063
Total Proved+Probable	44,471	38,426	33,517	29,486	26,142	44,471	38,426	33,517	29,486	26,142
Possible	707	646	591	544	501	707	646	591	544	501
Total Proved+Probable+
Possible	45,178	39,072	34,108	30,030	26,643	45,178	39,072	34,108	30,030	26,643

Note:

(1)	In Yemen, under the terms of the Production Sharing Agreements, income tax is current and assessed on all production sharing oil; therefore all Yemen Future Net Revenues are after Yemen income tax.

TOTAL FUTURE NET REVENUES
(UNDISCOUNTED)
AS AT DECEMBER 31, 2008
(CONSTANT PRICES AND COSTS)

					Well	Future Net		Future Net
					Abandonment	Revenue		Revenue
					and	Before		After
			Operating	Development	Reclamation	Income	Income	Income
	Revenue	Royalties	Costs	Costs	Costs(2)	Taxes	Taxes	Taxes
Reserves Category	(US$M)	(US$M)	(US$M)	(US$M)	(US$M)	(US$M)	(US$M)	(US$M)

Proved Reserves
Egypt(1)	143,480	49,749	51,339	3,195	-	39,197	-	39,197
Yemen(1)	220,948	86,569	86,504	11,979	-	35,895	-	35,895
Total Company	364,428	136,318	137,843	15,174	-	75,092	-	75,092
Proved+Probable
Reserves
Egypt(1)	300,262	106,113	100,476	8,845	-	84,828	-	84,828
Yemen(1)	260,328	101,093	101,191	13,573	-	44,471	-	44,471
Total Company	560,590	207,206	201,667	22,418	-	129,299	-	129,299
Proved+Probable+
Possible Reserves
Egypt(1)	508,792	179,815	211,864	24,845	-	92,268	-	92,268
Yemen(1)	266,957	103,114	105,092	13,573	-	45,178	-	45,178
Total Company	775,749	282,929	316,956	38,418	-	137,446	-	137,446

Note:

(1)

In Egypt and Yemen, under the terms of the Production Sharing Agreements, income tax is current and assessed on all production sharing oil; therefore all Egypt and Yemen Future Net Revenues are after Egypt and Yemen income tax. Income taxes payable in Egypt and Yemen have been recorded as a Royalty for reporting purposes.

(2)	Please see “Additional Information Concerning Abandonment and Reclamation Costs” in Part 6 of this report.

TOTAL FUTURE NET REVENUES
BY PRODUCTION GROUP
AS AT DECEMBER 31, 2008
(CONSTANT PRICES AND COSTS)

		Egypt		Yemen		Total
		Future net	Egypt	Future net	Yemen	Future net	Total
		Revenue Before	Unit Value	Revenue Before	Unit Value	Revenue Before	Unit Value
		Taxes(1)	Before Tax	Taxes(1)	Before Tax	Taxes(1)	Before Tax
		(discounted at	(discounted at	(discounted at	(discounted at	(discounted at	(discounted at
	Product	10%/year)	10%/year)	10%/year)	10%/year)	10%/year)	10%/year)
Reserves Category	Group	(US$M)	($/Bbl)	(US$M)	($/Bbl)	(US$M)	($/Bbl)
Proved Producing	Light and	-	-	32,353	14.52	32,353	14.52
	Medium Oil
	Heavy Oil	27,686	9.52	-	-	27,686	9.52
	Natural Gas	-	-	-	-	-	-
	Natural Gas	-	-	-	-	-	-
	Liquids
Proved Non-	Light and	-	-	-	-	-	-
Producing	Medium Oil
	Heavy Oil	5,095	7.73	-	-	5,095	7.73
	Natural Gas	-	-	-	-	-	-
	Natural Gas	-	-	-	-	-	-
	Liquids
Proved	Light and	-	-	(4,605	(3.65	(4,605	(3.65)
Undeveloped	Medium Oil
	Heavy Oil	(438	(4.90	-	-	(438	(4.90)
	Natural Gas	-	-	-	-	-	-
	Natural Gas	-	-	-	-	-	-
	Liquids
Total Proved	Light and	-	-	27,748	7.95	27,748	7.95
	Medium Oil
	Heavy Oil	32,343	8.85	-	-	32,343	8.85
	Natural Gas	-	-	-	-	-	-
	Natural Gas	-	-	-	-	-	-
	Liquids
Probable	Light and	-	-	5,769	8.89	5,769	8.89
	Medium Oil
	Heavy Oil	35,733	9.12	-	-	35,733	9.12
	Natural Gas	-	-	-	-	-	-
	Natural Gas	-	-	-	-	-	-
	Liquids
Proved+Probable	Light and	-	-	33,517	8.10	33,517	8.10
	Medium Oil
	Heavy Oil	68,076	8.99	-	-	68,076	8.99
	Natural Gas	-	-	-	-	-	-
	Natural Gas	-	-	-	-	-	-
	Liquids
Possible	Light and	-	-	591	4.84	591	4.84
	Medium Oil
	Heavy Oil	7,310	1.39	-	-	7,310	1.39
	Natural Gas	-	-	-	-	-	-
	Natural Gas	-	-	-	-	-	-
	Liquids
Proved+Probable+	Light and	-	-	34,108	8.01	34,108	8.01
Possible	Medium Oil
	Heavy Oil	75,386	5.87	-	-	75,386	5.87
	Natural Gas	-	-	-	-	-	-
	Natural Gas	-	-	-	-	-	-
	Liquids

Note:

(1)

In Egypt and Yemen, under the terms of the Production Sharing Agreements, income tax is current and assessed on all production sharing oil; therefore all Egypt and Yemen Future Net Revenues are after Egypt and Yemen income tax.

Notes to Reserves Data Tables:

1.	Columns may not add due to rounding.

2.

The crude oil, natural gas liquids and natural gas reserve estimates presented in the Reserves Data are based on the definitions and guidelines contained in the COGE Handbook. A summary of those definitions is set forth below.

"Development costs" means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(a)

gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground, draining, road building, and relocating public roads, gas lines and power lines, pumping equipment and wellhead assembly;

(b)

drill and equip development wells, development-type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and wellhead assembly;

(c)

acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

	(d)	provide improved recovery systems.

"Exploration costs" means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory-type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property and after acquiring the property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(a)

costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies;

(b)

costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defence, and the maintenance of land and lease records;

(c)	dry hole contributions and bottom hole contributions;

(d)	costs of drilling and equipping exploratory wells; and

(e)	costs of drilling exploratory type stratigraphic test wells.

Reserve Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on

•	analysis of drilling, geological, geophysical and engineering data;

•	the use of established technology; and

•	specified economic conditions which are generally accepted as being reasonable.

Reserves are classified according to the degree of certainty associated with the estimates.

(a)

Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b)

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(c)

Possible reserves are those additional reserves that are even less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will be greater than the sum of the estimated proved plus probable plus possible reserves.

Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.

Each of the reserve categories (proved, probable and possible) may be divided into developed and undeveloped categories:

(d)

Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(i)

Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(ii)

Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

(e)

Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(i)	at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

(ii)	at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves; and

(iii)	at least a 10 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable plus possible reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

PART 3 – PRICING ASSUMPTIONS

1.	Constant Prices and Costs

In Egypt, a constant price of $25.64/Bbl (December 31, 2008 actual prices) was utilized in the constant price case.

In Yemen, a constant price of $38.39/Bbl (December 31, 2008 actual prices) was utilized in the constant price case.

2.	Forecast Prices and Costs

The forecast cost and price assumptions assume changes in wellhead selling prices and take into account inflation with respect to future operating and capital costs.

For the Reserves, crude oil and natural gas benchmark reference pricing, as at December 31, 2008, inflation and exchange rates utilized by DeGolyer in the Reserves Data, which were DeGolyer's then current forecasts at the date of the Reserves Data, were as follows:

	WTI Cushing	Brent Reference
	Oklahoma	Price	Inflation Rates(1)	Exchange Rate
Year	(US$/Bbl)	(US$/Bbl)	% Year	(Cdn$/US$)
Forecast
2009	57.00	55.50	0.0	0.82
2010	69.53	68.03	3.0	0.85
2011	76.38	74.88	3.0	0.90
2012	86.99	85.49	2.5	0.90
2013	94.74	93.24	2.5	0.90
2014	97.11	95.61	2.5	0.90
Thereafter	+2.5%/year	+2.5%/year	+2.5%/year	+0%/year

Notes:

(1)	Inflation rates for forecasting expenditure prices and costs.

The weighted average historical price in US$ realized by the Company in Egypt, for the year ended December 31, 2008 for crude oil was $77.07/Bbl.

The weighted average historical price in US$ realized by the Company in Yemen, for the year ended December 31, 2008 for crude oil was $97.96/Bbl.

PART 4 – RECONCILIATION OF CHANGES IN RESERVES

RECONCILIATION OF GROSS RESERVES
BY PRINCIPAL PRODUCT TYPE
COMPANY
AS AT DECEMBER 31, 2008
(FORECAST PRICES AND COSTS)

							ASSOCIATED & NON-
	LIGHT & MEDIUM OIL			HEAVY OIL			ASSOCIATED GAS			NATURAL GAS LIQUIDS
			Gross			Gross			Gross			Gross
			Proved			Proved			Proved			Proved
	Gross	Gross	Plus	Gross	Gross	Plus	Gross	Gross	Plus	Gross	Gross	Plus
	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
FACTORS	(MBbl)	(MBbl)	(MBbl)	(MBbl)	(MBbl)	(MBbl)	(MMcf)	(MMcf)	(MMcf)	(MBbl)	(MBbl)	(MBbl)
December	7,063	1,066	8,129	2,795	2,311	5,106	10,708	5,759	16,467	224	186	410
31, 2007
Extensions	-	-	-	787	2,392	3,179	-	-	-	-	-	-
Improved	-	-	-	-	-	-	-	-	-	-	-	-
recovery
Technical	1,672	102	1,774	1,161	(1,584)	(423)	-	-	-	-	-	-
Revisions
Discoveries	-	-	-	1,233	2,271	3,504	-	-	-	-	-	-
Acquisitions	-	-	-	962	788	1,750	-	-	-	-	-	-
Dispositions*	(495)	(164)	(659)	-	-	-	(10,708)	(5,759)	(16,467)	(224)	(186)	(410)
Economic	-	-	-	-	-	-	-	-	-	-	-	-
Factors
Production*	(1,448)	-	(1,448)	(1,123)	-	(1,123)	-	-	-	-	-	-
December	6,791	1,005	7,796	5,814	6,180	11,994	-	-	-	-	-	-
31, 2008

RECONCILIATION OF GROSS RESERVES
BY PRINCIPAL PRODUCT TYPE
EGYPT
AS AT DECEMBER 31, 2008
(FORECAST PRICES AND COSTS)

							ASSOCIATED & NON-
	LIGHT & MEDIUM OIL			HEAVY OIL			ASSOCIATED GAS			NATURAL GAS LIQUIDS
			Gross			Gross			Gross			Gross
			Proved			Proved			Proved			Proved
	Gross	Gross	Plus	Gross	Gross	Plus	Gross	Gross	Plus	Gross	Gross	Plus
	Proved	Probable	Probable	Proved	Probable	Probable	Probable	Probable	Probable	Proved	Probable	Probable
FACTORS	(MBbl)	(MBbl)	(MBbl)	(MBbl)	(MBbl)	(MBbl)	(MMcf)	(MMcf)	(MMcf)	(MBbl)	(MBbl)	(MBbl)
December	-	-	-	2,795	2,311	5,106	-	-	-	-	-	-
31, 2007
Extensions	-	-	-	787	2,392	3,179	-	-	-	-	-	-
Improved	-	-	-	-	-	-	-	-	-	-	-	-
recovery
Technical	-	-	-	1,161	(1,584)	(423)	-	-	-	-	-	-
Revisions
Discoveries	-	-	-	1,233	2,271	3,504	-	-	-	-	-	-
Acquisitions	-	-	-	962	788	1,750	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic	-	-	-	-	-	-	-	-	-	-	-	-
Factors
Production	-	-	-	(1,123)	-	(1,123)	-	-	-	-	-	-
December	-	-	-	5,814	6,180	11,994	-	-	-	-	-	-
31, 2008

RECONCILIATION OF GROSS RESERVES
BY PRINCIPAL PRODUCT TYPE
YEMEN
AS AT DECEMBER 31, 2008
(FORECAST PRICES AND COSTS)

ASSOCIATED & NON-
	LIGHT & MEDIUM OIL			HEAVY OIL			ASSOCIATED GAS			NATURAL GAS LIQUIDS
			Gross			Gross			Gross			Gross
			Proved			Proved			Proved			Proved
	Gross	Gross	Plus	Gross	Gross	Plus	Gross	Gross	Plus	Gross	Gross	Plus
	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
FACTORS	(MBbl)	(MBbl)	(MBbl)	(MBbl)	(MBbl)	(MBbl)	(MMcf)	(MMcf)	(MMcf)	(MBbl)	(MBbl)	(MBbl)
December	6,567	903	7,470	-	-	-	-	-	-	-	-	-
31, 2007
Extensions	-	-	-	-	-	-	-	-	-	-	-	-
Improved	-	-	-	-	-	-	-	-	-	-	-	-
recovery
Technical	1,672	102	1,774	-	-	-	-	-	-	-	-	-
Revisions
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic	-	-	-	-	-	-	-	-	-	-	-	-
Factors
Production	(1,448)	-	(1,448)	-	-	-	-	-	-	-	-	-
December	6,791	1,005	7,796	-	-	-	-	-	-	-	-	-
31, 2008

RECONCILIATION OF GROSS RESERVES
BY PRINCIPAL PRODUCT TYPE
CANADA
AS AT DECEMBER 31, 2008
(FORECAST PRICES AND COSTS)

ASSOCIATED & NON-
	LIGHT & MEDIUM OIL			HEAVY OIL			ASSOCIATED GAS			NATURAL GAS LIQUIDS
			Gross			Gross			Gross			Gross
			Proved			Proved			Proved			Proved
	Gross	Gross	Plus	Gross	Gross	Plus	Gross	Gross	Plus	Gross	Gross	Plus
	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
FACTORS	(MBbl)	(MBbl)	(MBbl)	(MBbl)	(MBbl)	(MBbl)	(MMcf)	(MMcf)	(MMcf)	(MBbl)	(MBbl)	(MBbl)
December	495	164	659	-	-	-	10,708	5,759	16,467	224	186	410
31, 2007
Extensions	-	-	-	-	-	-	-	-	-	-	-	-
Improved	-	-	-	-	-	-	-	-	-	-	-	-
recovery
Technical	-	-	-	-	-	-	-	-	-	-	-	-
Revisions
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions*	(495)	(164)	(659)	-	-	-	(10,708)	(5,759)	(16,467)	(224)	(186)	(410)
Economic	-	-	-	-	-	-	-	-	-	-	-	-
Factors
Production*	-	-	-	-	-	-	-	-	-	-	-	-
December	-	-	-	-	-	-	-	-	-	-	-	-
31, 2008

* The Canadian assets were sold April 30, 2009 with an evaluation date of January 1, 2008. Pursuant to Canadian Generally Accepted Accounting Principles (GAAP), production for the period January 1, 2008 to closing on April 30th, 2008 was booked as production, with the associated revenue, expenses and capital expenditures treated as purchase price adjustment. Therefore, Canadian production is shown as zero in the Reconciliations Tables above.

PART 5 – ADDITIONAL INFORMATION RELATING TO RESERVES DATA

Undeveloped Reserves

The following tables set forth the gross proved undeveloped reserves and the gross probable undeveloped reserves, each by product type, attributed to the Company in the most recent three financial years and, in the aggregate, before that time, as applicable.

Proved Undeveloped Reserves

	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids
Year	(MBbl)		(MBbl)		(MMcf)		(MBbl)
	First	Cumulative at	First	Cumulative at	First	Cumulative at	First	Cumulative at
	Attributed	Year End	Attributed	Year End	Attributed	Year End	Attributed	Year End

2006(1)	917	2,293	-	-	42	224	2	2
2007(2)	1,400	2,294	509	509	1,161	1,257	15	17
2008(3)	942	2,556	-	133	-	-	-	-

Notes:

(1)

In 2006, 99% of the proved undeveloped light oil was assigned to Yemen with two horizontal development wells planned in the An Nagyah field along with gas cycling for liquids recovery at An Nagyah, liquids recovery from the An Naeem gas pool and a re-entry well at Osaylan. The remainder was for a Wabamun oil development well at Nevis. All the proved undeveloped gas and liquid reserves were assigned to Canada at Morningside for Horseshoe Canyon coal bed methane development and at Nevis for Wabamun solution gas.

(2)

In 2007, 88% of the proved undeveloped light oil was assigned to Yemen with three horizontal development wells at An Nagyah. The remaining light oil reserves are in Canada at Nevis with five horizontal Wabamun oil wells. The heavy oil reserves were assigned to Egypt with one development well at Fadl, two at Hana and two at South Rahmi. Natural gas was assigned in Canada for four Horseshoe Canyon CBM wells at Nevis, seven Horseshoe Canyon CBM wells at Thorsby and associated gas from the five Nevis Wabamun horizontal oil wells. Natural gas liquids were also assigned to the five horizontals.

(3)

In 2008, the proved undeveloped light oil was assigned to Yemen with two horizontal development wells at An Nagyah, two at Osaylan, two vertical development wells at Tasour and a vertical development and well recompletion at Godah. No new proved undeveloped heavy oil reserves were assigned in Egypt. The majority of the development activities are anticipated to take place during 2009 with the exception of one of the Osaylan wells in 2010.

Probable Undeveloped Reserves

	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids
Year	(MBbl)		(MBbl)		(MMcf)		(MBbl)
	First	Cumulative at	First	Cumulative at	First	Cumulative at	First	Cumulative at
	Attributed	Year End	Attributed	Year End	Attributed	Year End	Attributed	Year End

2006(1)	591	991	-	-	93	527	16	22
2007(2)	188	456	1,471	1,471	227	564	4	5
2008(3)	195	329	2,888	3,065	-	-	-	-

Notes:

(1)

In 2006, 96% of probable undeveloped light oil reserves were assigned to Yemen consisting of one vertical well at Tasour, one vertical well at Godah and probable components assigned to the proved undeveloped projects including two horizontal An Nagyah wells, gas cycling for liquids recovery at An Nagyah, liquids recovery from the An Naeem gas pool and the re-entry well at Osaylan. The remainder is assigned to two Wabamun oil wells at Nevis. All the probable undeveloped gas and liquids reserves were assigned to Canada, specifically, two Wabamun gas wells at Nevis.

(2)

In 2007, 76% of the probable undeveloped light oil was assigned to Yemen for a development well at Godah. The remainder was assigned in Canada for the five Nevis horizontal Wabamun oil wells. The heavy oil reserves were assigned to Egypt with one development well at Arta, two at Fadl, four at Hana and seven at South Rahmi. Natural gas was assigned in Canada for one Horseshoe Canyon CBM wells at Morningside, two Horseshoe

Canyon CBM wells at Thorsby and associated gas from the five Nevis Wabamun horizontal oil wells. Natural gas liquids were also assigned to the five horizontals.

(3)

In 2008, the probable undeveloped light oil was assigned to Yemen for a horizontal development well at Osaylan and a vertical development location at Godah. The heavy oil reserves were assigned to Egypt with two development wells at Hana West and incremental waterflood reserves assigned to the Hana pool. All development activities are anticipated to take place during 2009 except the Osaylan well in 2010.

Future Development Costs

FUTURE DEVELOPMENT COSTS
TOTAL COMPANY
AS AT DECEMBER 31, 2008

(US$ M)	Forecast Prices and Costs
		Proved Plus
	Proved	Probable
Year	Reserves	Reserves
2009	11,874	17,718
2010	3,399	4,532
2011	106	106
2012	-	-
2013	-	-
Remaining	-	234

Total Undiscounted	15,379	22,590

FUTURE DEVELOPMENT COSTS
EGYPT
AS AT DECEMBER 31, 2008

(US$ M)	Forecast Prices and Costs
		Proved Plus
	Proved	Probable
Year	Reserves	Reserves
2009	2,495	7,745
2010	721	824
2011	106	106
2012	-	-
2013	-	-
Remaining	-	234

Total Undiscounted	3,322	8,909

FUTURE DEVELOPMENT COSTS
YEMEN
AS AT DECEMBER 31, 2008

(US$ M)	Forecast Prices and Costs
		Proved Plus
	Proved	Probable
Year	Reserves	Reserves
2009	9,379	9,973
2010	2,678	3,708
2011	-	-
2012	-	-
2013	-	-

Total Undiscounted	12,057	13,681

The Company expects to fund the future development costs noted above primarily through the use of working capital and cash flow. It will be supplemented by debt and equity financing as required. Since the majority of funding will be internally generated, the costs of funding will not have a material impact on disclosed reserves or future net revenue.

PART 6 – OTHER OIL AND GAS INFORMATION

Oil and Gas Wells

The following table sets forth the number and status of wells in which the Company has a working interest as at December 31, 2008. All of the Company's wells are located onshore.

	Oil Wells				Natural Gas Wells
	Producing		Non-Producing		Producing		Non-Producing
	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Egypt	32	32.0	17	17.0	-	-	-	-
Yemen	32	6.0	19	3.7	-	-	5	1.3
Total	64	38.0	36	20.7	-	-	5	1.3

Properties with No Attributed Reserves

The following table sets out the Company's developed and undeveloped land holdings as at December 31, 2008.

	Developed Acres		Undeveloped Acres		Total Acres
	Gross	Net	Gross	Net	Gross	Net

Egypt	4,300	4,300	5,539,759	3,968,409	5,544,059	3,972,709
Yemen	35,600	7,004	1,290,904	358,937	1,326,504	365,941
Total	39,900	11,304	6,830,663	4,327,346	6,870,563	4,338,650

In the West Gharib PSC in Egypt, the Company has a commitment to drill three exploration wells by May 31, 2009 on the East Hoshia development lease, which is secured by a $4 million production guarantee. A 14 month extension has been requested on these lands. A total of approximately 12,800 acres in West Gharib will potentially expire during 2009.

In Nuqra Block 1 in Egypt, the Company has fulfilled the work commitments of the first three-year exploration extension period expiring July 18, 2009. There is an option to proceed with a second three-year extension which requires a mandatory relinquishment of 25% of the original Block and the drilling of two wells.

The Company does not have any work commitments associated with its undeveloped lands in Yemen Blocks 32 and S-1.

In Yemen Block 72, the Company entered the 2nd three year exploration Phase on January 12, 2009. The Company has a commitment to drill one exploration well by January 11, 2012 for $2.0 million ($0.7 million net).

In Yemen Block 75, the contractor (Block 75 Joint Venture Group) has a commitment of $6 million gross ($1.5 million net) for the first exploration period work period (36 months) commencing March 8, 2008 representing 3-D seismic and one exploration well.

Pursuant to the bid awarded for Yemen Block 84, the contractor has a minimum commitment of $20.1 million gross ($6.63 million net) for the signature bonus and first exploration work period (42 months). The commitment will commence when the PSC has been approved and ratified by the government of Yemen, anticipated to occur in Q1 of 2009.

Forward Contracts

The Company's contracts to sell crude oil or natural gas are at prevailing market pricing, except for the following financial derivative contracts respecting crude oil:

Dated Brent Pricing
Period	Volume	Type	Put – Call
Sep 1, 2008 – Jan 31, 2009	11,000 Bbls/month	Financial Collar	$60.00 - $88.80/Bbl
Jan 1, 2009 – Dec 31, 2009	12,000 Bbls/month	Financial Collar	$60.00 - $82.10/Bbl
Feb 1, 2009 – Dec 31, 2009	6,000 Bbls/month	Financial Collar	$60.00 - $86.10/Bbl
Jan 1, 2010 – Aug 31, 2010	12,000 Bbls/month	Financial Collar	$60.00 - $84.25/Bbl

The total volumes hedged per year are listed below:

Volume	2009	2010
Annual (Bbls)	221,000	96,000
Daily Average (bopd)	605	263

Additional Information Concerning Abandonment and Reclamation Costs

In both Egypt and Yemen, estimated future abandonment and reclamations costs related to properties evaluated have not been taken into account by DeGolyer. Under the terms of the production sharing agreements, ownership in the facilities and wells is transferred to the respective Governments of Egypt and Yemen through cost recovery. Therefore the future abandonment and reclamation costs have been assessed a zero value.

Tax Horizon

In 2008, the Company did not pay any income taxes in Canada and does not anticipate any taxes payable in the future.

Capital Expenditures

The following table summarizes the capital expenditures (net of incentives and net of certain proceeds and including capitalized general and administrative expenses) related to the Company's activities for the year ended December 31, 2008 (excluding Canadian Expenditures*):

	Egypt	Yemen	Total
($ thousands)
Property acquisition costs
Proved properties	10,378	-	10,378
Undeveloped properties	8,500	88	8,588
Exploration costs	10,733	2,561	13,294
Development costs	20,047	3,760	23,807
Corporate and other	3,138	2,403	5,541
Corporate acquisition	40,468	-	40,468
Total	93,264	8,812	102,076

* The Canadian assets were sold April 30, 2009 with an evaluation date of January 1, 2008. Pursuant to Canadian Generally Accepted Accounting Principles (GAAP), production for the period January 1, 2008 to closing on April 30th, 2008 was booked as production, with the associated revenue, expenses and capital expenditures treated as purchase price adjustment. Therefore, Canadian capital expenditures are not shown in the Capital Expenditures Tables above.

Exploration and Development Activities

The following tables set forth the gross and net exploratory and development wells which the Company drilled during the year ended December 31, 2008:

Egypt:	Gross			Net
	Exploration	Development	Total	Exploration	Development	Total
Natural Gas	-	-	-	-	-	-
Crude Oil	2	10	12	2.00	9.25	11.25
Service	-	1	1	-	0.75	0.75
Dry and Abandoned(1)	1	-	1	0.75	-	0.75
Total	3	11	14	2.75	10.00	12.75

Yemen:	Gross			Net
	Exploration	Development	Total	Exploration	Development	Total
Natural Gas	-	-	-	-	-	-
Crude Oil	-	2	2	-	0.28	0.28
Service	-	-	-	-	-	-
Dry and Abandoned(1)	3	-	3	0.61	-	0.61
Total	3	2	5	0.61	0.28	0.88

Note:

(1)

"Dry well" means a well which is not a productive well or a service well. A productive well is a well that is capable of producing oil and gas in commercial quantities or in quantities considered by the operator to be sufficient to justify the costs required to complete, equip and produce the well. A service well means a well such as a water or gas-injection, water-source or water-disposal well. Such wells do not have marketable reserves of crude oil or natural gas attributed to them but are essential to the production of the crude oil and natural gas reserves.

Current exploration and development activities are focussed on the Hana West area in Egypt. Other key areas in Egypt for 2009 include development of waterfloods in the Hana and Hoshia pools and exploration of the East Hoshia area. In Yemen, development drilling is planned at An Nagyah in Block S-1 with exploration expected to occur on Blocks 72 and 75.

Production Estimates

The following table sets out the volume of the Company's daily production (working interest before royalties) estimated for the year ending December 31, 2009 which is reflected in the estimate of future net revenue disclosed in the prior reserves summary tables.

	Egypt	Yemen	Yemen	Total
	West Gharib	Block S-1	Block 32	Company
	Heavy Oil	Light and Medium Oil	Light and Medium Oil	BOE
	Gross	Gross	Gross	Gross
	(Bbls/d)	(Bbls/d)	(Bbls/d)	(BOE/d)
Proved Producing	3,806	2,540	683	7,029
Proved Developed
Non-Producing	648	-	-	648
Proved Undeveloped	49	336	53	437
Total Proved	4,503	2,875	736	8,114
Total Probable	3,368	-	119	3,487

Total Proved Plus Probable	7,870	2,875	855	11,601

Production History

The following table summarizes certain information in respect of sales volumes, product prices received and operating expenses made by the Company (and its subsidiaries) for the periods indicated below:

	2008
	Quarter Ended
	Mar. 31*	Jun. 30*	Sep. 30	Dec. 31
Average Daily Sales Volumes
Egypt
Heavy Crude Oil (Bbls/d)	2,432	3,352	3,096	3,405
Yemen
Light and Medium Crude Oil (Bbls/d)	3,890	3,931	3,839	3,488
Combined (BOE/d)	6,322	7,283	6,935	6,893

Average Price Received
Egypt
Heavy Crude Oil ($/Bbl)	79.63	101.58	92.25	37.96
Yemen
Light and Medium Crude Oil ($/Bbl)	97.29	121.97	114.48	53.78
Combined ($/BOE)	90.49	112.59	104.55	45.97

Royalties
Egypt
Heavy Crude Oil ($/Bbl)	48.27	61.85	51.52	13.12
Yemen
Light and Medium Crude Oil ($/Bbl)	54.41	77.67	71.36	22.67
Combined ($/BOE)	52.05	70.38	62.50	17.95

Operating Expenses
Egypt
Heavy Crude Oil ($/Bbls)	3.21	4.35	6.72	9.65
Yemen
Light and Medium Crude Oil ($/Bbls)	9.07	8.77	8.99	8.89
Combined ($/BOE)	6.82	6.74	7.97	9.24

Netback Received
Egypt
Heavy Crude Oil ($/Bbl)	28.15	35.38	34.01	15.19
Yemen
Light and Medium Crude Oil ($/Bbl)	33.81	35.53	34.13	22.27
Combined ($/Boe)	31.62	35.46	34.08	18.78

The following table indicates the Company's average daily sales volumes from its important fields for the year ended December 31, 2008:

		Light and
		Medium Crude	Gas	NGLs	BOE
	Heavy Crude Oil	(Bbls/d)	(Mcf/d)	(Bbls/d)	(boe/d)

Egypt	3,071	-	-	-	3,071
Yemen
Block S-1	-	2,807	-	-	2,807
Block 32	-	977	-	-	977

Total*	3,071	3,784	-	-	6,855*

* The Canadian assets were sold April 30, 2009 with an evaluation date of January 1, 2008. Pursuant to Canadian Generally Accepted Accounting Principles (GAAP), production for the period January 1, 2008 to closing on April 30th, 2008 was booked as production, with the associated revenue, expenses and capital expenditures treated as purchase price adjustment. Therefore, Canada is not shown in Production Tables above.